EXHIBIT 99.1

02/CAT/25

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                           FOR IMMEDIATE RELEASE

07.00 GMT 02.00 EST 30 OCTOBER 2002

For further information contact:

Cambridge Antibody Technology             Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1763 263 233                 Tel: +44 (0) 20 7950 2800
Peter Chambre, Chief Executive Officer    Kevin Smith
John Aston, Chief Financial Officer       Graham Herring
Rowena Gardner, Director of Corporate
Communications
                                          BMC Communications/The Trout Group
                                          (USA)
                                          Tel: 001 212 477 9007
                                          Brad Miles, ext.17 (media)
                                          Brandon Lewis, ext.15 (investors)



CAMBRIDGE ANTIBODY TECHNOLOGY BROADENS RELATIONSHIP WITH MERCK & CO., INC.

Licence granted to human antibody libraries

Melbourn, UK...Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) announces today that it has entered into a second agreement with Merck & Co., Inc. (NYSE: MRK) in respect of its proprietary human antibody technologies. Under the terms of this second agreement, CAT has granted Merck a licence to its human phage antibody libraries. The libraries will be used by Merck to support and promote discovery research and development across a broad range of therapeutic areas.

CAT will receive an upfront licence fee including a technology access fee upon transfer of the libraries to the designated Merck sites. In addition CAT may receive future option, milestone and royalty payments from Merck. Merck receives option rights to develop therapeutic and diagnostic products on an exclusive basis.

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CAT and Merck entered into a separate collaboration and licence agreement a year ago for the research and development of products specific for a protein involved in disease mediated by HIV.

Peter Chambre, Chief Executive Officer of CAT, commented "We have been greatly encouraged by the progress of our product collaboration with Merck to date, so the announcement of this second broad agreement just one year later is immensely exciting. While our first agreement had represented CAT's first product alliance in infectious disease, the prospect of our world-leading antibody technologies now being applied more widely within the Merck organisation is greatly welcomed by CAT. We are delighted with the enthusiasm being shown by well-established pharmaceutical companies such as Merck for the potential of CAT's technology".


-ENDS-


Notes to Editors:

Cambridge Antibody Technology (CAT)

o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 280 people.

o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.

o D2E7, the leading CAT-derived antibody, has been submitted for regulatory review by Abbott (responsible for development and marketing) following the completion of Phase III trials. Six other CAT-derived human therapeutic antibodies are at various stages of clinical trials.

o CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's collaborators include:
     Abbott, Amgen, Amrad, Chugai, Elan, Genzyme, Human Genome Sciences, Merck & Co, Pharmacia and Wyeth Research.

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o    CAT is listed on the London Stock Exchange and on NASDAQ since June
     2001. CAT raised (pound)41m in its IPO in March 1997 and (pound)93m in a secondary offering in March 2000.


Merck & Co., Inc.
o Merck & Co., Inc. is a leading research-driven pharmaceutical products and services company. Merck discovers, develops, manufactures and markets a broad range of innovative products to improve human and animal health, directly and through its joint ventures. Merck-Medco manages pharmacy benefits for employers, insurers and other plan sponsors, encouraging the appropriate use of medicines and providing disease management programs. Through these complementary capabilities, Merck works to improve quality of life and contain overall health-care costs.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.